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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          NOTIFICATION OF LATE FILING


                            SEC File Number: 00-3930


(Check One):

/x/ Form 10-K and Form 10-KSB    / / Form 11-K       / / Form 20-F
/ / Form 10-Q and Form 10-QSB    / / Form N-SAR


      For Period Ended:  December 31, 2000
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            / / Transition Report on Form 10-K
            / / Transition Report on Form 20-F
            / / Transition Report on Form 11-K
            / / Transition Report on Form 10-Q
            / / Transition Report on Form N-SAR

      For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable
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                         Part I - Registrant Information

Full Name of Registrant:  Friendly Ice Cream Corporation
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Former Name if Applicable:  Not Applicable
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Address of Principal Executive Office:

 1855 Boston Road
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(Street and Number)

Wilbraham, Massachusetts  01095
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  City, State and Zip Code:

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                        Part II--Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Form 10-K for the fiscal year ended December 31, 2000 could not be filed within the prescribed time period because certain employees with responsibility for financial reporting and accounting matters and the Chief Financial Officer left the employ of the Registrant during the first quarter of 2001. As a result of the unavailability of such necessary assistance, the Registrant has been unavoidably delayed in the preparation of certain financial and related disclosures. Consequently, the subject report could not be timely filed without unreasonable effort or expense.


                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification:

            Paul J. McDonald       (413) 543-2400
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            (Name)                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /x / Yes / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/x/ Yes   / / No





Registrant will report lower revenues and a net loss for fiscal 2000 due, in large part, to the closing of 122 underperforming restaurants (with associated property writedowns), refranchising of an additional 49 restaurants and the impact of a 52 week fiscal year in 2000 versus a 53 week fiscal year in 1999.


Friendly Ice Cream Corporation
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(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 3, 2001
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By:  /s/Paul J. McDonald
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Name:  Paul J. McDonald
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Title: Senior Executive Vice President, Chief Financial Officer,
       Treasurer and Assistant Clerk
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